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:COMMISSION
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SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

08029832

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12770 Merit Drive, Suite 600
(No. and Street)

Dallas (City) TX (State) 75251-1209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Arlene Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Distributors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

Notary Public

DEBBIE JACOBS
Notary Public, State of Texas
My Commission Expires 06-11-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SL Distributors, Inc.

(a Wholly-owned Subsidiary of
Reassure America Life Insurance Company)

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under Securities
and Exchange Act of 1934
December 31, 2007

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
SL Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of loss, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Reassure America Life Insurance Company, formerly Valley Forge Life Insurance Company) at December 31, 2007 and, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Schedules I, II and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

SL Distributors, Inc.
Statement of Financial Condition

		December 31, 2007
Assets		
Cash	$	114,262
Prepaid expenses		741
Total assets	$	115,003
Liabilities		
Accrued expenses	$	500
Payable to affiliates		25,000
Total liabilities		25,500
Shareholder's equity		
Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value)		200
Paid-in capital		154,800
Accumulated deficit		(65,497)
Total shareholder's equity		89,503
Total liabilities and shareholder's equity	$	115,003

The accompanying notes are an integral component of these financial statements.

		Year Ended December 31, 2007
Revenues		
Commissions	$	106,961
FINRA rebates		35,712
Other income		73
Total revenues		142,746
Expenses		
Commissions		106,961
Audit fees		32,194
Consulting fees		6,250
FINRA fees		515
Other expenses		74
Total expenses		145,994
Loss before income tax expense		(3,248)
Income tax expense		-
Net loss	$	(3,248)

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Changes in Shareholder's Equity

		Year Ended December 31, 2007
Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value):		
Balance at beginning of the year	$	200
Balance at end of the year		200
Paid-in capital:		
Balance at beginning of the year		104,800
Capital contribution		50,000
Balance at end of the year		154,800
Accumulated deficit:		
Balance at beginning of the year		(62,249)
Net loss		(3,248)
Balance at end of the year		(65,497)
Total shareholder's equity	$	89,503

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Cash Flows

		Year Ended December 31, 2007
Cash flows from operating activities		
Net loss	$	(3,248)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Change in prepaid expenses		(451)
Change in payable to affiliates		752
Net cash used in operating activities		(2,947)
Cash flows from financing activities		
Capital contribution from parent		50,000
Net cash provided by financing activities		50,000
Net increase in cash		47,053
Cash at beginning of year		67,209
Cash at end of year	$	114,262

The accompanying notes are an integral component of these financial statements.

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003 as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. ("Sage"). Effective September 30, 2006, Sage merged with and into Valley Forge Life Insurance Company ("Valley Forge"). On September 30, 2007, Reassure America Life Insurance Company ("REALIC"), an Illinois domiciled affiliate, was merged with and into Valley Forge, with Valley Forge being the surviving entity to such merger. Immediately following the merger, Valley Forge changed its name to Reassure America Life Insurance Company. REALIC is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. ("SRLHA").

The Company is the principal underwriter and broker/dealer for registered life and annuity products originally issued by Sage. Effective November 1, 2006, the Company also became the principal underwriter and broker/dealer for annuity products originally issued by Southwestern Life Insurance Company ("Southwestern"). Effective December 28, 2006, Southwestern merged with and into REALIC (formerly known as Valley Forge).

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Because the Company does not carry or hold securities accounts for customers or perform custodian functions relating to customer securities, it is exempt from SEC Rule 15c3-3.

The financial statements have been prepared from separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed, or the results of operations, if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company pays commissions to outside brokers. Since the Company is not underwriting new business, commissions paid are calculated based on the persistency of the inforce block of business. The Company also receives a commission from its Parent that is calculated in the same manner as the commissions paid to outside brokers.

Income Taxes

In accordance with Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes", deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

For the year ended December 31, 2007, the Company will file a stand-alone tax return for federal and state purposes. .

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescibing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of 1 January, 2007. The impact of the provisions of FIN 48 are described in greater detail within the income taxes footnote.

3. Income Taxes

The total tax provision for the year ended December 31, 2007 is based on pre-tax results of $(3,248). The tax provision is as follows:

	Year Ended December 31, 2007
Current	$ -
Deferred	-
Total income tax provision	$ -

The components of the net deferred income tax assets as of December 31, 2007 are as follows:

	December 31, 2007
Deferred income tax assets:	
Organizational costs	$ 4,367
Net operating losses	106,095
Gross deferred income tax assets	110,462
Valuation allowance	(110,462)
Total deferred income tax assets	-
Deferred income tax liabilities:	
Other	-
Gross deferred income tax liabilities	-
Net deferred income tax assets	$ -

The valuation allowance increased by $1,196 during the year.

Management has determined that a valuation allowance should be established against the total deferred tax asset at this time due to cumulative losses.

At December 31, 2007 , the Company had available, for federal, state and local income tax purposes, regular net operating loss carryforwards of approximately $266,068 which will expire between 2023 and 2026.

The Company is subject to tax at the statutory federal rate of 35%. For the year ended December 31, 2007, the effective income tax rate was lower than the statutory federal tax rate. The income tax benefit of the taxable operating loss for federal, state and local purposes is offset by an increase in the valuation allowance against the Company's deferred tax asset, resulting in an effective income tax rate of 0%.

The Company adopted FIN 48 on 1 January 2007 and recognized no adjustment to the opening balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2007
Balance, 1 January, 2007	$	-
Additions based on tax positions of current year		-
Additions for tax positions of prior years		-
Reductions for tax positions of prior years		-
Settlements		-
Balance, 31 December, 2007	$	-

As of the date of adoption, the total amount of unrecognized tax benefits, including interest and penalties, was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Union Net Capital Rule ("the Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 the Company had net capital of $88,762, which was $83,762 in excess of it's required net capital of $5,000. The Company's net capital ratio was 0.29 to 1.

The Company is exempt from provisions of Rule 15c3-3 under paragraph k(1).

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company received a commission equal to the commissions paid by the Company to its outside brokers.

SRLHA provides services to the Company with regard to the administration of its business. The cost of such services is not allocated to the Company by SRLHA.

6. FINRA Rebate

In July 2007, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange ("NYSE") Group consolidated their member regulation operations into a new self-regulatory organization ("SRO") that is now the single member regulator for all 5,100 securities firms doing business with the public in the United States. On July 30, 2007, the NASD changed its name to FINRA. FINRA made a one-time payment of $35,000 to all member firms in anticipation of cost savings achieved by the new SRO.

Supplementary Schedules

Supplementary Schedule I

Computation of net capital		
Total shareholder's equity	$	89,503
Non allowable assets	$	741
Net capital	$	88,762
Aggregate indebtedness	$	25,500
Net capital requirement under Rule 15c3-1		
($5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess of net capital over minimum required	$	83,762
Ratio of aggregate indebtedness to net capital		0.29:1

There are no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2007 Part IIA FOCUS filing.

Supplementary Schedule II

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph k(1) of that Rule.

Supplementary Schedule III

The Company is exempt from the provision of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph k(1) of that Rule.

Supplementary Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Illustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To To the Board of Directors of
SL Distributors, Inc.:

In planning and performing our audit of the financial statements of SL Distributors, Inc (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END